Mail Stop 4561
via fax (952) 487-9510

January 5, 2010

Peter Goepfrich
Chief Financial Officer
Vital Images, Inc.
5850 Opus Parkway, Suite 300
Minnetonka, MN 55343

      Re: **Vital Images, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 16, 2009
             Forms 8-K Filed February 19, 2009, May 7, 2009 and August 6, 2009
             File No. 000-22229

Dear Mr. Goepfrich:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        /s/ Kathleen Collins

                        Kathleen Collins
                        Accounting Branch Chief